Exhibit 99(d)(11)(a)
AMENDMENT TO SUB-ADVISORY AGREEMENT
     This Amendment to Sub-Advisory Agreement (“Amendment”) is effective as of September 1, 2009 by and between Ohio National Investments, Inc. (the “Adviser”) and ICON Advisers, Inc. (“Sub-Adviser”).
Recitals
     The Adviser and the Sub-Adviser are parties to a Sub-Advisory Agreement dated April 30, 2004, as amended, (the “Agreement”) pursuant to which the Adviser retained the Sub-Adviser to supervise and manage the assets of the U.S. Equity Portfolio, the Balanced Portfolio and the Income Opportunity Portfolio (formerly the Covered Call Portfolio) of Ohio National Fund, Inc. (the “Fund”); and
     The Adviser and the Sub-Adviser desire to amend the sub-advisory fee payable to the Sub-Adviser.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
1. Sub-Advisory Fees. The first sentence of Section 4 of the Agreement is hereby deleted and replaced with the following:
In consideration of the Sub-Adviser’s services to the Fund hereunder, the Sub-Adviser shall be entitled to sub-advisory fees, payable monthly, at the annual rate of (a) 0.50% of the first two hundred million dollars ($200,000,000) of the average daily net assets of the U.S. Equity Portfolio during the month preceding each payment, 0.45% of the next three hundred million dollars ($300,000,000) and 0.40% of the average daily net assets of the U.S. Equity Portfolio in excess of five hundred million dollars ($500,000,000); (b) 0.40% of the first two hundred million dollars ($200,000,000) of the average daily net assets of the Balanced Portfolio during the month preceding each payment, 0.35% of the next three hundred million dollars ($300,000,000) and 0.30% of the average daily net assets of the Balanced Portfolio in excess of five hundred million dollars ($500,000,000); and (c) 0.55% of the first two hundred million dollars ($200,000,000) of the average daily net assets of the Income Opportunity Portfolio during the month preceding each payment, 0.50% of the next three hundred million dollars ($300,000,000) and 0.45% of the average daily net assets of the Income Opportunity Portfolio in excess of five hundred million dollars ($500,000,000) (the “Sub-Advisory Fees”).
2. Effect. Except as amended herein, all terms of the Agreement remain in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.
3. Counterparts. This Amendment may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed below as of the date first above written.

Ohio National Investments, Inc.		ICON Advisers, Inc.

By:		By:

Christopher A. Carlson

	President	Name:

Title:

Accepted & Agreed:
Ohio National Fund, Inc.
By:

John J. Palmer
President